UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

 Neovasc Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)

64065J106
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 64065J106	PAGE 2 of 6

(1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OPKO Health, Inc. 75-2402409
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER
5,063,841
Common Shares*
Series A Warrants to purchase up to 2,054,794 Common Shares (see Item 4)*
Series B Warrants to purchase up to 2,054,794 Common Shares (see Item 4)*
Series C Warrants to purchase up to 2,466,576 Common Shares (see Item 4)*

(6) SHARED VOTING POWER
0
(7) SOLE DISPOSITIVE POWER
5,063,841
Common Shares*
Series A Warrants to purchase up to 2,054,794 Common Shares (see Item 4)*
Series B Warrants to purchase up to 2,054,794 Common Shares (see Item 4)*
Series C Warrants to purchase up to 2,466,576 Common Shares (see Item 4)*

(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,063,841
Common Shares*
Series A Warrants to purchase up to 2,054,794 Common Shares (see Item 4)*
Series B Warrants to purchase up to 2,054,794 Common Shares (see Item 4)*
Series C Warrants to purchase up to 2,466,576 Common Shares (see Item 4)*

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%
(12)	TYPE OF REPORTING PERSON CO

*As more fully described in Item 4, these reported securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the number of Common Shares reported in rows (5), (7) and (9) shows (i) the number of Common Shares held by the Company, and (ii) the number of Common Shares that would be issuable upon full exercise of such reported securities as of November 17, 2017 (subject to anti-dilution provisions in the Warrants) and give effect to such blocker. The percentage of Common Shares owned by the Company, without giving effect to the exercise of the Warrants is 4.8%.

Schedule 13G
CUSIP No. 64065J106	PAGE 3 of 6

ITEM 1(a). NAME OF ISSUER:
Neovasc Inc.
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia, Canada V6V 2J7
ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

(a)	Name of Person filing: OPKO Health, Inc. (the “Company”)

(b)	Address of Principal Business Office: 4400 Biscayne Blvd., Miami, FL 33137

(c)	Citizenship: Delaware
ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Shares, without par value
ITEM 2(e). CUSIP NUMBER: 64065J106
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d- 1(b(ii)(G);

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Schedule 13G
CUSIP No. 64065J106	PAGE 4 of 6

ITEM 4. OWNERSHIP.

(a)	Amount beneficially owned:
5,063,841 Common Shares*
Series A Warrants to purchase up to 2,054,794 Common Shares**
Series B Warrants to purchase up to 2,054,794 Common Shares**
Series C Warrants to purchase up to 2,466,576 Common Shares**
(b)     Percent of class: 9.9%***
(c)     Number of shares as to which such person has:
(i)    sole power to vote or to direct the vote:
5,063,841 Common Shares*
Series A Warrants to purchase up to 2,054,794 Common Shares**
Series B Warrants to purchase up to 2,054,794 Common Shares**
Series C Warrants to purchase up to 2,466,576 Common Shares**
(ii)    shared power to vote or to direct the vote: 0
(iii)    sole power to dispose or to direct the disposition of:
5,063,841 Common Shares*
Series A Warrants to purchase up to 2,054,794 Common Shares**
Series B Warrants to purchase up to 2,054,794 Common Shares**
Series C Warrants to purchase up to 2,466,576 Common Shares**
(iv)    shared power to dispose or to direct the disposition of: 0

*	This number includes 5,054,794 Common Shares held by the Company and 9,047 Common Shares issued in exchange for the exercise of certain fully vested stock options held by the Company.

**
The Company holds (i) 2,054,794 Series A Warrants, (ii) 2,054,794 Series B Warrants, and (iii) 822,192 Series C Warrants (collectively, the “Warrants”) which were issued pursuant to a public offering in which the Company purchased 2,054,794 Series A Units at a per unit price of $1.46. Each Series A unit consisted of (i) one Common Share, (ii) one Series A Common Share purchase warrant, (iii) one Series B Common Share purchase warrant, and (iv) one 0.40 Series C warrant to purchase a Series C Unit comprised of one Common Share, one Series A Warrant and one Series B Warrant. Each Warrant is exercisable upon issuance and each Warrant contains terms that prohibit the Company from exercising any portion of such Warrants if doing so would result in the Company (together with certain affiliates) beneficially owning more than 9.99% of the number of Common Shares of the Issuer outstanding immediately after giving effect to its exercise of such portion (the “9.99% blocker”).  The amount of Common Shares set forth in sub clauses (a) and (c) above and on Rows (5), (7) and (9) of the cover page for the Company show the number of Common Shares that would be issuable upon full exercise of the Warrants as of November 17, 2017 (without giving effect to certain anti-dilution provisions contained in the Warrants), giving effect to such 9.99% blocker. The percentage of Common Shares owned by the Company, excluding the Warrants is 4.8%.

***
The percentage set forth in sub clause (b) above and on Row 11 of the cover page for the Reporting Person is based on 104,616,910 Common Shares issued and outstanding a reported by the Issuer to the Company.

Schedule 13G
CUSIP No. 64065J106	PAGE 5 of 6

 ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: N/A
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9. NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10. CERTIFICATION. (if filing pursuant to Rule 13d-1(c))
The Reporting Person hereby makes the following certification:
By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G
CUSIP No. 64065J106	PAGE 6 of 6

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018	/s/ Kate Inman
OPKO Health, Inc.
By: Kate Inman, General Counsel, Secretary